1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold to Host Analyst Day Webcast on March 30, 2010

Halifax, March 22, 2010: Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and NYSE:GRS) announces that it will host an Analyst Day on Tuesday, March 30, 2010. A live webcast of the Company’s Analyst Day presentations will be available on March 30, 2010 at 11:00 a.m. Eastern Time, directly following the Company’s fourth quarter and year-end 2009 results conference call and webcast. The live Analyst Day webcast will be available through the same link as the fourth quarter and year-end 2009 results webcast:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940

The Analyst Day webcast will provide a detailed overview of the Company's operations, including Reserves & Resources and 3-Year Guidance.

Senior Management presenting will include:

  Rene Marion, President and Chief Executive Officer

  Scott Perry, Chief Financial Officer

  Russell Tremayne, Chief Operating Officer

  Chris Bostwick, Senior VP, Technical Services

  Peter Drobeck, Senior VP, Exploration and Business Development

The Analyst Day presentation will also be available on the Company’s website at www.gammongold.com.

Financial Results Conference Call & Webcast

Gammon also confirms that the Company’s audited quarterly and year-end financial results for the three month and twelve month period ended December 31, 2009 will be released before the market opens on Tuesday, March 30, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, March 30, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Fourth Quarter and Year End Financial Results Conference Call Access:

•	Canada & US Toll Free:	1-(888) 231-8191
•	International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2009 Results Conference Call. Please note, the Analyst Day presentations will only be available via the live webcast.

Fourth Quarter and Year End Financial Results & Analyst Day Live Webcast:

The Gammon Gold Fourth Quarter and Year End 2009 Results Conference Call and the Analyst Day presentations will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940

Archive Fourth Quarter and Year End Financial Results Conference Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 6, 2010 by dialing the appropriate number below:

•	Local Toronto Participants: 1-416-849-0833	Passcode: 58806907
•	North America Toll Free: 1-800-642-1687	Passcode: 58806907

Archive Fourth Quarter and Year End Financial Results & Analyst Day Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

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